Exhibit 99.1

Media Release

IMV Inc. Announces First Quarter 2022 Financial and Operational Results

Positive clinical results in bladder cancer were presented at the AACR annual meeting, including

  2 confirmed complete responses (CRs) and 3 partial responses (PRs) per RECIST v1.1;

  CRs and PRs were observed in patients previously treated with checkpoint inhibitors;

  Treatment with MVP-S/CPA and pembrolizumab was well-tolerated with mostly grade 1-2 injection site reactions, and no severe adverse events attributed to MVP-S;

New data were presented about DPX-based therapies’ mechanism of action.

  Results from preclinical and clinical studies demonstrate that Natural Killer (NK) cells are also involved in the anti-cancer efficacy of DPX-based therapy.

Michael P. Bailey was appointed Chairman of the Board.

DARTMOUTH, Nova Scotia & CAMBRIDGE, Mass., May 13th, 2022, IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced its financial and operational results and provided an update for the first quarter ended March 31, 2022.

“A top priority for 2022 is to accelerate MVP-S towards registration trials. The positive clinical data we presented on MVP-S in combination with pembrolizumab in bladder cancer patients at the recent AACR annual meeting support IMV’s prior results in solid and hematologic cancer,” said Andrew Hall, Chief Executive Officer of IMV. “These results further underscore our conviction in the value of our DPX platform. In parallel, we are actively looking for opportunities to leverage our DPX delivery platform and expand our pipeline through business development. We continue to enrich our understanding of the DPX mechanism through foundational science and translational research.”

Clinical Programs with Maveropepimut-S (MVP-S)

VITALIZE Phase 2B Study in Relapsed/Refractory DLBCL ("r/r DLBCL")

In January 2022, the Company announced that the first patient was dosed in VITALIZE Phase 2B clinical trial, advancing IMV’s lead compound, MVP-S on the path to a registration trial. This trial is designed to further evaluate the clinical benefit of MVP-S in combination with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), in patients with r/r DLBCL. Fifteen clinical sites are now activated in the U.S., Canada, Australia and New Zealand. The Company is activating more sites in North America, Europe, Asia and Australia to accelerate enrollment. Early data from the initial patient group is expected in the third quarter of 2022.

AVALON Phase 2B Study in Platinum-Resistant Ovarian Cancer

The Company is preparing to initiate AVALON, a Phase 2B, single arm trial evaluating MVP-S and intermittent low-dose CPA in subjects with platinum-resistant ovarian cancer. The goal of this trial is to further validate the encouraging data observed in our Phase 2 DeCidE trial, which was completed in 2021. The design of the study has been approved by the FDA and Health Canada earlier this year. Site selection and activation are ongoing, and the first patient is expected to be dosed in H2 2022.

Positive Clinical Results in Bladder Cancer Presented at AACR Annual Meeting

Safety and preliminary efficacy data on a combination of MVP-S with pembrolizumab from the Phase 2 basket study of patients with advanced, metastatic bladder cancer were presented at the American Association of Cancer Research (AACR) annual meeting. Seventeen subjects with advanced, metastatic bladder cancer, who on average had received two prior lines of therapy, were enrolled in this arm of the Phase 2 basket study. The combination showed encouraging clinical activity, particularly in patients who had received prior immune checkpoint inhibitor therapy.

Key findings in this cohort included:

  Treatment with MVP-S/CPA and pembrolizumab was well-tolerated with mostly grade 1-2 injection site reactions, and no severe adverse events attributed to MVP-S;

  Of the 17 treated patients, 5 showed response: 2 confirmed CRs and 3 PRs per RECIST v1.1;

  Complete and partial responses were observed in patients previously treated with checkpoint inhibitors;

  Clinical response was most evident in patients with survivin-specific T cells; and

  One patient is still on treatment after 18 months and remains a complete responder

KOL discussions are ongoing to map out the clinical opportunities for MVP-S in bladder cancer.

Clinical Program with IMV’s Second DPX-based Product Candidate, DPX-SurMAGE

IMV initiated a Phase 1 clinical trial evaluating both MVP-S and DPX-SurMAGE, in patients with non-muscle invasive bladder cancer (NMIBC) in early 2022. The first patient was dosed early April 2022. Preliminary data are expected by the end of 2022.

Foundational Science

AACR 2022 Annual Meeting Presentation: NK Cells are involved in Promoting Anti-tumor Responses to DPX-based Immunotherapy

It has been previously shown in clinical trials that MVP-S consistently incites a robust and persistent, survivin-specific immune response and promotes T and B cell infiltration into tumor tissues. At AACR, new data were presented providing the first evidence from preclinical and clinical studies that Natural Killer (NK) cells are also involved in the anti-cancer efficacy of DPX-based therapy.

Corporate Update

Michael P. Bailey appointed as Chairman of the Board, effective May 1, 2022.

Mr. Bailey has more than 30 years of pharmaceutical industry experience, having been instrumental in the commercial planning and launch of several new medicines across multiple oncology indications. He is currently President and Chief Executive Officer of AVEO Oncology, where he played a critical role in the approval of AVEO’s lead compound, FOTIVDA® (tivozanib), a treatment targeting renal cell carcinoma. Mr. Bailey has served on IMV’s Board of Directors since mid 2020.

Selected Upcoming Milestones

Maveropepimut-S (MVP-S):

  Q3 2022: Early data look for the open label VITALIZE Phase 2 DLBCL trial

  Q3 2022: Initiate enrollment in AVALON Phase 2b trial in platinum-resistant ovarian cancer

  Q4 2022: Early data look for the investigator-initiated breast cancer trial

  H1 2023: Early data look from the AVALON trial in platinum resistant ovarian cancer

DPX-SurMAGE:

  Q4 2022: Early data look from Phase 1 Non-muscle invasive bladder cancer study in Canada

OVERVIEW OF FIRST QUARTER 2022 FINANCIAL RESULTS

All dollar amounts noted herein are denominated in United States dollars (unless otherwise noted herein).

As of March 31, 2022, the Company had cash and cash equivalents of $28.7 million and working capital of $27.1 million, compared with $38.6 million and $37.1 million, respectively at December 31, 2021. Based on its current operating plan, which includes the additional $10 million available under the Horizon Venture Debt Facility and excludes the $47.5 million remaining under our current At-The-Market facility, IMV expects its current cash position will be sufficient to fund operations into Q2 2023.

Research and development expenses were $6.6 million for the three months ended March 31, 2022, compared with $4.7 million for the three months ended March 31, 2021. This increase was mainly due to a rise in expenses related to the manufacturing and development costs for MVP-S, start-up costs for the VITALIZE DLBCL phase 2B trial, and personnel costs due to an increase in headcount. This increase was partly offset by a decrease in basket trial costs following completion of enrollment in 2021.

General and administrative expenses were $4.0 million for the three months ended March 31, 2022, compared with $3.2 million for the three months ended March 31, 2021. This increase of $0.8 million was largely attributable to salaries and non-cash stock-based compensation related to planned hiring and executive leadership changes as well as loan interest associated with the Horizon Venture Debt Facility.

The net loss and comprehensive loss of $10.5 million ($0.13 per share) for the three months ended March 31, 2022, was $3.5 million higher than the net loss and comprehensive loss of $7 million ($0.10 per share) for the three months ended March 31, 2021.

As of May 12, 2022, the number of issued and outstanding common shares was 82,269,462 and a total of 16,799,130 shares are reserved for the issuance of outstanding stock options, warrants and deferred share units.

The Company’s unaudited interim condensed consolidated results of operations, financial condition and cash flows for the quarter ended March 31, 2022, and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as well as the Company’s website at www.imv-inc.com

Conference Call and Webcast Information

Management will host a conference call and webcast today May 13, 2022, at 8:00 a.m. ET. Financial analysts are invited to join the conference call by dialing 1-844-461-9932 (U.S. and Canada) or 1-636-812-6632 (international) and using the conference ID: 5396906.

Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the Company’s website for 30 days following the call.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX® technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immunity activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study and from other ongoing studies of the Company are available, the Company’s ability to advance its development strategy, the potential to expand the Company’s pipeline through business development, the expected dosing timeline for the AVALON Phase 2B trial, the expected timing for data to be available from the Phase I clinical trial evaluating MVP-S and DPX-SurMAGE, the sufficiency of the Company’s cash position, the upcoming milestones discussed in this release, and the prospects for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to the Company’s ongoing quarterly and annual filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Investors. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

IMV INC.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of United States dollars, except for share and per share amounts)

	Three Months ended,
		March 31,
	2022	2021
	$	$
Revenue
Interest Income	24	69
Total revenue	24	69
Expenses
Research and development	6,631	4,744
General and administrative	3,990	3,161
Government assistance	(378)	(1,234)
Accreted interest and valuation adjustments	304	355

Total operating expenses	10,547	7,026
Net loss and comprehensive loss	(10,523)	(6,957)
Basic and diluted loss per share	(0.13)	(0.10)
Weighted-average shares outstanding	82,208,052	67,475,149

IMV INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars, except for share and per share amounts)

	March 31,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$28,689	$38,616
Accounts receivable	921	602
Prepaid expenses	5,524	6,037
Investment tax credits receivable	1,527	1,135
Total current assets	36,661	46,390
Property and equipment	4,172	3,731
Total assets	$40,833	$50,121

Liabilities and Equity
Current liabilities
Accounts payable, accrued and other liabilities	$8,815	$8,607
Current portion of long-term debt	75	73
Current portion of lease obligations	277	265
Warrant liabilities	363	318
Total current liabilities	9,530	9,263
Lease obligation	1,335	1,387
Long-term debt	18,269	17,929
Total liabilities	29,314	28,579
Equity	11,699	21,542
Total liabilities and equity	$40,833	$50,121

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy, IMV Inc.
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors\
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com